UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 001-34975

IMRIS INC.
(Translation of registrant's name into English)

100-1370 Sony Place, Winnipeg, Manitoba, Canada R3T 1N5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐ Form 20-F   ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Form 6-K shall be incorporated by reference as an exhibit to the Registration Statement of IMRIS Inc. on Form F-10 (File No. 333-183820).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMRIS Inc.
(Registrant)

Date: September 18, 2013	By:	/s/ Kelly McNeill

	Name:	Kelly McNeill
	Title:	Executive Vice President Finance and Administration & CFO

EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated September 16, 2013
99.2	Facility Agreement, dated as of September 16, 2013
99.3	Registration Rights Agreement, dated as of September 16, 2013
99.4	Guaranty and Security Agreement, dated as of September 16, 2013 (Canada)
99.5	Guaranty and Security Agreement, dated as of September 16, 2013 (United States)
99.6	Security Agreement, dated as of September 16, 2013